Annual Report

Cover Page

Name of issuer:

Mightly, Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **DE**

Date of organization: **1/18/2019**

Physical address of issuer:

4200 Park Blvd.
#637
Oakland CA 94602

Website of issuer:

http://www.mightly.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

8

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$775,572.00	$725,767.00
Cash & Cash Equivalents:	$362,865.00	$47,716.00
Accounts Receivable:	$6,522.00	$18,094.00
Short-term Debt:	$46,283.00	$360,244.00
Long-term Debt:	$69,508.00	$71,183.00
Revenues/Sales:	$986,048.00	$834,897.00
Cost of Goods Sold:	$399,870.00	$535,042.00
Taxes Paid:	$0.00	$0.00
Net Income:	($414,149.00)	($338,378.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Mightly, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Barrie Michelle Brouse	Chief Creative Officer	Mightly	2019
Tierra Del Forte	CEO	Mightly	2019
Anya Marie Poppink Emerson	Executive	Mightly	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Barrie Michelle Brouse	Secretary	2019
Barrie Michelle Brouse	Chief Creative Officer	2019
Tierra Del Forte	CEO	2019
Tierra Del Forte	Treasurer	2019
Candice Collison	CMO	2023
Anya Marie Poppink Emerson	President	2019
Anya Marie Poppink Emerson	COO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Barrie Michelle Brouse	2104427.0 Common Stock	33.43
Anya Marie Poppink Emerson	1755833.0 Common Stock	27.89
Tierra Del Forte	2434483.0 Common stock	38.67

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

New consumer brand risk: The great majority of our assets will be committed to developing and marketing a line of products in a single industry under a single brand, i.e., sustainable children's clothing under the brand name "Mightly." Accordingly, because we have few other assets or product lines that could spread the risk of investment, our profitability will depend on the success of our sales of products under our brand name and related product names.

However, Mightly is a name, and brand, and a logo that are not well known. Our ability to sell our products depends on the ready acceptance by the consuming public of a trade/brand name and logo and names and logos of its new products. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that our products will be well received by the consuming public and relevant markets.

Commodity price risk: An increase in the cost of raw materials or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of our raw materials, including but not limited to GOTS certified organic cotton, and other packaging materials used by the Company. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

Reliance on third-party manufacturers: We rely on third party factories in India for the manufacture, production, and exportation of our sustainable children's clothing. We currently primarily rely on one manufacturer to produce the majority of our clothing. If we are unable to maintain our relationship with this manufacturer, our business could be significantly harmed. Furthermore, if this manufacturer were to experience any problems in its business, particularly in connection with its ability to manufacture or ship products, our ability to produce and sell our sustainable children's clothing could also be significantly harmed. For example, in 2020, our factories were shut down by government mandates due to covid, which limited production and operations for several months. We may not be able to find a suitable replacement manufacturer in time or at all if any problems were to arise. Because this is one of the very few Fair Trade Certified factories available world-wide, finding another manufacturer, much less a Fair Trade Certified one, may be difficult or impossible.

Supply chain risk: the Company designs, manufactures and imports sustainable children's clothing from factories in India. As the past few years have demonstrated, global supply chains are under strain from the COVID-19 novel coronavirus pandemic, as well as other natural disasters (floods, cyclones, etc.) and climate change, international conflict, and international shipping disruptions. Any of these could result in destroyed or delayed products and/or higher transportation and freight charges, cutting into the company's profitability and/or leading to inventory stockouts and customer dissatisfaction. Our factories were, for example, twice shut down in 2020 by government mandate, delaying our ability to restock out-of-stock inventory and depressing 2020 sales.

Marketplace platform risk: Although the Company sells its products DTC through multiple platforms and ecommerce websites including its own website, www.mightly.com, the Company currently derives a majority of its sales through the Amazon marketplace. Therefore it is dependent upon Amazon's continued viability as a profitable platform for third-party sellers, which may or may not continue in the future. There is the risk that Amazon could raise fees, insist that sellers use its logistics, take minority interests in profits, limit price changes on its platform, or enact many other changes that could favor Amazon and disfavor third-party sellers, especially smaller third-party sellers.

Reliance on third-party service providers, including fulfillment: We will rely upon a third party fulfillment center to process and ship customer orders generated by our website and other portals, as well as a third party agency to manage our Amazon business. Our ability to grow our business and customer base will depend upon smoothly functioning relationships with our fulfillment and agency partners and our ability to integrate their roles with our online marketing and customer service operations. If we are unable to smoothly integrate these third party operations into our business, or if we are unable to establish and maintain strong relationships with these key outside parties, our ability to successfully deliver quality products to our customer in a timely manner will be adversely affected, and our ability to achieve profitability will be severely impaired.

Inventory risk: The Company designs, manufactures and sells sustainable children's apparel. As such, the Company holds significant inventory at all times. Holding inventory, however, comes with numerous risks that can negatively impact operations, customer satisfaction, and profitability. There is the risk of inaccurate demand planning: underestimating demand can result in stock outs, lost sales, and potentially lost customers while overestimating may leave the Company with excess stock that ties up cash flow and is at risk of waste. There is the risk of supplier unreliability: a supplier may fail to deliver to the agreed lead time and adhere to stock quality and quantities, leading to production delays, inventory stockouts, and customer dissatisfaction. There are additional risks related to holding inventory of theft, loss, and outdated product.

Small founder team: As a startup organization, the Company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the Company may be compromised. Co-founders Tierra Forte, CEO, and Barrie Brouse, Chief Creative Director, work full-time for Mightly, but Anya Emerson, Co-Founder and COO, works on several side projects apart from Mightly. These obligations may result in diminished time being committed to Mightly and potentially impact Company performance.

Concentrated control risk: Together the three co-founders own over 80% of the Company's outstanding equity. The co-founders are currently the Company's sole members of its Board of Directors, and therefore have significant control over the management of the Company and the direction of its policy and affairs. This concentrated control in the Company will limit Investors' ability to influence Company matters.

Personnel risk: The Company's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, the Company plans to secure key person life insurance when such coverage is deemed financially prudent. Also, the Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third party contractual relationships. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

Intellectual property risk: The Company may not be able to secure and enforce its intellectual property rights. The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce trademark and other intellectual property rights. The Company has two approved trademark registrations for the name "Mightly" for various items of children's clothing, and also owns the domain, www.mightly.com. However, there is no guarantee that any other trademark or other applications we have filed, or may in the future file will be approved, and even registrations that receive approval could subsequently be held invalid due to our conduct or challenges by third parties. Similarly, we could lose valuable trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights (such as challenging a competitor who steals a clothing design) could involve costly legal processes that we may not be to afford, much less bring to a successful conclusion.

Revenue risk: The Company is still in an early phase, and there can be no assurance that it will ever operate profitably. The likelihood of achieving profitability should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Funding risk: The Company will require funds in excess of its existing cash resources to fund operating expenses, develop new products, expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company needs additional funding, it is possible that the Company will be unable to obtain additional funding when it needs it, or the terms of any available funding may be unfavorable. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due or the new funding may excessively dilute existing investors. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

Raising current funds/future funds: The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, or other expenses, which would hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the Company being worth less because of the terms of future investment rounds.

Minimal operating capital: This Company has minimal operating capital and, even if we raise more than our $50k minimum in this offering, for the foreseeable future we will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. We have a history of accumulated deficits that may continue into the foreseeable future. Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. Beyond the unsold inventory we hold, we have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

Dividends not guaranteed: We do not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

Balance sheet risk: The company currently has more liabilities than assets so investors are unlikely to be returned any capital should the company close down.

Liquidity event may never occur: The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such a liquidity event does not occur, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,539,872	6,884,740	Yes ⌄
Preferred Stock	2,463,207	1974416	No ⌄
Preferred Stock -2	668449	668449	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	510454
Options:	721,471

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Small Business Administration
Issue date	04/30/22
Amount	$72,100.00
Outstanding principal plus interest	$69,508.00 as of 12/30/23
Interest rate	3.75% per annum
Maturity date	05/01/52
Current with payments	Yes

thirty-year SBA loan at 3.75% interest; personally guaranteed. This was originally taken out as a $17,100 loan on the same terms in April 2020; in May 2022 we modified the terms of the loan to be $72,000 total

Loan

Lender	Daintree Capital, Inc.
Issue date	04/11/23
Amount	$75,000.00
Outstanding principal plus interest	$13,024.00 as of 03/03/24
Interest rate	10.0% per annum
Maturity date	04/12/24
Current with payments	Yes

Unsecured loan; loan also contains a right to invest up to $100,000 in company's next round of financing.

Convertible Note

Issue date	12/26/21
Amount	$50,000.00
Interest rate	5.0% per annum
Discount rate	15.0%
Uncapped Note	Yes
Maturity date	12/26/25

FULLY PAID OFF AS OF 7/26/2022; 5% interest with a 15% discount; mandatory conversion upon raise of $5M or more; no valuation cap but premium if company sold outright for a premium.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2020	Section 4(a)(2)	Convertible Note	$50,000	General operations
4/2020	Section 4(a)(2)	Convertible Note	$100,000	General operations
10/2020	Other	Common stock	$30,000	General operations
3/2021	Section 4(a)(2)	Convertible Note	$50,000	General operations
12/2021	Section 4(a)(2)	Convertible Note	$500,000	General operations
12/2021	Section 4(a)(2)	Convertible Note	$50,000	General operations
4/2023	Regulation Crowdfunding	Priced Round	$361,625	General operations
11/2023	Section 4(a)(2)	Preferred stock	$500,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Stephen Schear
Amount Invested	$40,000.00
Transaction type	Loan
Issue date	08/24/23
Outstanding principal plus interest	$0.00 as of 03/21/24
Interest rate	0.0% per annum
Maturity date	10/24/23
Relationship	Family Member

Zero-interest short term loan, fully repaid

Name	Stephen Schear
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	04/17/20
Interest rate	10.0% per annum
Discount rate	15.0%

Converted	Yes
Uncapped note	Yes
Relationship	relative of a founder

Converted per the terms listed above (note previously listed in convertible notes).

Name	Tierra Forte
Amount Invested	$2,545.00
Transaction type	Loan
Issue date	01/31/19
Outstanding principal plus interest	$0.00 as of 08/03/22
Interest rate	0.0% per annum
Maturity date	05/30/19
Relationship	Tierra Forte, Co-Founder

Name	Barrie Brouse, Tierra Forte, Anya Emerson
Amount Invested	$30,000.00
Transaction type	Priced round
Issue date	04/30/19
Relationship	Three co-founders

Founder contribution from three co-founders ($10k each)

Name	Three founders, Tierra Forte, Anya Emerson, Barrie Brouse
Amount Invested	$71.00
Transaction type	Priced round
Issue date	05/21/19
Relationship	n/a

Founder contribution ($71 total combined from the three founders)

Name	Stephen Schear
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	04/16/20
Interest rate	5.0% per annum
Discount rate	15.0%
Maturity date	04/16/24
Converted	Yes
Uncapped note	Yes
Relationship	relative of one of the co-founders

Name	Three company co-founders
Amount Invested	$30,000.00
Transaction type	Priced round
Issue date	10/19/20
Relationship	n/a

Name	Stephen Schear
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	12/26/21
Interest rate	5.0% per annum
Discount rate	15.0%
Maturity date	12/26/25

Maturity date	[illegible]
Uncapped note	Yes
Relationship	Relative of one of the co-founders

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Mightly, Inc. is an authentically sustainable, affordable, and accessible children's wear brand.

We three founders have deep roots in the sustainable textile industry, but we were unable to find high quality, affordable kids' clothing for our own children that was truly sustainable, non-toxic, and ethically made. Many brands claim "sustainability," but simply aren't. Fair trade, organic cotton is better for our kids, our planet, and the farmers and factory workers who make our clothing.

Mightly makes Organic and Fair Trade Certified clothing for kids of all genders from newborn to size 14. An omnichannel brand, we sell directly to consumers (DTC) on our own website, Mightly.com, and through marketplace platforms like Macys.com, Target+, and Amazon, as well as in boutiques nationwide.

5 Year Milestone Goals:
*$30M in ARR, operating at a 20% net profit margin.
*We are the top-selling organic kids' brand on Target+, Macys.com, and Amazon.com
* 15% of our customers are enrolled in our circular subscription program.
* We have launched strategic new categories including 'mommy + me' dresses, baby and kids' bedding, and school uniforms.

Milestones

Mightly Inc. was incorporated in the State of Delaware in January 2019.

Since then, we have:

- 💸 GENERATING REVENUE - over $3M to date, 20% year over year growth.

- 📦 OMNI CHANNEL DISTRIBUTION - Mightly.com, Macys.com, Amazon, Target+

- 📊 The global children's wear market is worth $250 billion/$70 billion for U.S. children's wear.

- 👩‍🏭 FOUNDED BY APPAREL INDUSTRY EXPERTS: A combined 50+ years of apparel industry and sustainable supply chain expertise.

- 🏻 BACKED BY TOP PEOPLE: Lead Investor is Anna Binder, Head of People at Asana

- 🗣 EXPERIENCED ADVISORY COUNCIL: Executives from The RealReal, Oracle, Nike, The North Face, GAP

- 👩‍💼 LOYAL CUSTOMER BASE - 75,000 happy customers, average review of 4.7 stars

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $986,048 compared to the year ended December 31, 2022, when the Company had revenues of $834,897. Our gross margin was 59.45% in fiscal year 2023, compared to 35.92% in 2022.

- *Assets*. As of December 31, 2023, the Company had total assets of $775,572, including $362,865 in cash. As of December 31, 2022, the Company had $725,767 in total assets, including $47,716 in cash.

- *Net Loss*. The Company has had net losses of $414,149 and net losses of $338,378 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $115,791 for the fiscal year ended December 31, 2023 and $431,427 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $666,645 in debt, $862,000 in equity, and $750,000 in convertibles.

After the conclusion of the original Offering in 2023, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. When we closed our original equity crowdfunding raise in 2023, we planned to raise additional capital in 4 months, which we did later in 2023. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Mightly Inc. cash in hand is $304,437, as of March 2024. Over the last three months, revenues have averaged $82,723/month, cost of goods



sold has averaged $64,978/month, and operational expenses have averaged $43,340/month, for an average burn rate of $25,595 per month. Our intent is to be profitable in 6 months.

Since 12/31/23, we have brought our Amazon management services in house, lowering our costs by approximately $2,000/month. We will receive our first Green Toys PO in Q2 2023 in the approximate amount of $170,000.

We project our revenue to average $156,000 over the next three months and to average $180,000 over the next six months.
We project our expenses to average $58,000 over the next three to six months. COGS will average $55,000 over the next three months and $63,000 over the next six months.

We are not yet profitable. We will be profitable in 3 months or less assuming we maintain our past rate of growth.
$166k per month in revenue ($2M ARR) is our breakeven point, which is double our past monthly revenue but is what we project as average revenue for the next 3-6 months, in part due to large incoming orders. Given our incoming revenue, current inventory position and ability to finance inventory through debt, we have enough runway to get there.

We have raised funds through multiple sources beyond Wefunder, including personally guaranteed debt, government loans, unsecured business debt, convertible loans, and equity investments. We have enough cash on hand to cover our short-term burn until we reach profitability. If necessary, we can obtain a bridge loan from one of our investors as well.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Tierra Del Forte, certify that:

(1) the financial statements of Mightly, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Mightly, Inc. included in this Form reflects accurately the information reported on the tax return for Mightly, Inc. filed for the most recently completed fiscal year.

Tierra Del Forte
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the

required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other

means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.mightly.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Anya Marie Poppink Emerson
Barrie Michelle Brouse
Candice Collison
Tierra Del Forte

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Mightly, Inc.

By

Tierra Forte
_____
CO-FOUNDER AND CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Tierra Forte
_____
CO-FOUNDER AND CEO
3/31/2024

Anya Marie Poppink Emerson
_____
Co-Founder and COO
3/31/2024

Barrie Brouse
_____
Co-Founder/CCO
3/31/2024

Candice Collison
_____
CMO
3/31/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.